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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2023 (MM/DD/YY) AND ENDING April 30, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Oak Tree Securities Inc

4049 1st Street, Suite 129

(No. and Street)

SEC Mail Processing

AUG 27 2024

Washington, DC

Livermore	**CA**	**94551**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Durden **925-245-0570**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2700 Ygnatio Valley Rd, Ste 270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **David Dodinez**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Oak Tree Securities Inc.**, as of **April 30, 2024**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO/CCO

Title

CEO, CCO

Subscribed and sworn to before me
this ____ day of ________ 2024

See Attached California Jurat w/affidavit Statement for Notary

Notary Public

SEC Mail Processing
AUG 27 2024
Washington, DC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 15th day of August, 2024, by
Date Month Year

(1) David Godinez

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

V. SCHOLZ
COMM. #2486358
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. MAY 5, 2028
RM01

Signature ____________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Audited Financials **Document Date:** May 1 2023 – April 30, 2024

Number of Pages: 23 **Signer(s) Other Than Named Above:** ____________________

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2024

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oak Tree Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2024, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oak Tree Securities, Inc.'s management. Our responsibility is to express an opinion on Oak Tree Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oak Tree Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Oak Tree Securities, Inc.'s financial statements. The supplemental information is the responsibility of Oak Tree Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Oak Tree Securities, Inc.'s auditor since 2006.
Walnut Creek, California
July 31, 2024

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2024

ASSETS

Cash and cash equivalents	$ 77,956
Cash with clearing broker	1,388
Deposits with clearing broker	18,220
Total cash	97,564
Investments	24,923
Investments in The National Due Diligence Alliance	8,571
Commissions receivable	20,087
Deferred tax assets	24,655
Rep receivables	1,755
Total assets	$ 177,555

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	1,785
Commissions payable	15,328
Total liabilities	17,113

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B 100,000 shares authorized, 100 shares issued	2,500
Paid-in capital	26,862
Retained earnings	130,980
Total shareholders' equity	160,442
Total liabilities and shareholders' equity	$ 177,555

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended April 30, 2024

Revenue	
Fees and commissions earned	$ 957,231
Fees and commissions earned through Clearing Broker	104,865
Investment income	2,225
Total revenues	1,064,321
Commission and brokerage expense	941,835
Gross profit	122,486
Expenses	
Clearing charges	31,843
Insurance	26,709
Telephone and communication, net of reimbursements	5,010
Regulatory fees, net of reimbursements	9,688
Professional fees	136,034
Office expense	10,265
Meals and seminars	1,876
Total expenses	221,425
Income before taxes	(98,939)
Federal and State taxes	(29,296)
Net income (loss)	$ (69,643)

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2024

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2023	$ 100	$ 2,500	$ 26,862	$ 225,623	$ 255,085
Dividends Paid				(25,000)	(25,000)
Net income (loss)	-	-	-	(69,643)	(69,643)
Balance - April 30, 2024	$ 100	$ 2,500	$ 26,862	$ 130,980	$ 160,442

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2024

Cash flows from operating activities:	
Net income (loss)	$ (69,643)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Increase in Clearing broker account	(1,662)
Increase in Deposit Account	(542)
Decrease in commissions receivable	(7,827)
Increase in accounts receivables	15,169
Decrease in accounts payable	(8,912)
Increase in commissions payable	5,274
Increase in accrued income taxes payable	(31,024)
Net cash used in operating activities	(99,167)
FINANCING ACTIVITIES	
Divident paid	(25,000)
Net financing activities	(25,000)
Net decrease in cash	(124,167)
Cash at beginning of year	202,123
Cash at end of year	$ 77,956
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and with the clearing broker. Both of which are insured by FDIC insurance up to $250,000.

Revenue recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis as reported by the Clearing Broker or the mutual fund or the variable annuity sponsor. Commission revenues primarily include commissions from customer securities transactions executed and cleared through the Clearing Broker as stated on the Statement of Operations as Clearing Firm Commissions, and commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities as stated on the Statement of Income as Direct Commissions.

Commission revenue arising from sponsor fees are recorded on the purchase date of the sale of a product. Commission revenue from the sales of other investments (for example: real estate) is recorded on the trade date of the investment.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation

1. General Information and Summary of Significant Accounting Policies (Continued)

and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Fair Value Measurements (Continued)

U.S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

There were no transfers in or out of Level 3 during the year ended April 30, 2024.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 5, Investment in The National Due Diligence Alliance, for additional information.

Income taxes
When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation of fixed assets

Furniture and equipment costing $13,683 was depreciated on a straight-line basis over five years and was fully depreciated at April 30, 2024.
There was no depreciation recorded for the year ended April 30, 2024.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.14 to 1 at April 30, 2024. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2024, the Company had net capital as defined of $125,136 which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Securities, is holding $18,220 as a deposit for unpaid security transactions.

5. Investments

On December 17, 2013, the Company purchased a one seventh (1/7) interest in The National Due Diligence Alliance, a Non-Profit Organization, ("the Alliance") at a cost of $8,571. The intent of management is to hold this investment until the termination of the Alliance, as a result, The Company will only receive the return of the initial investment. For this reason, the value of the investment is stated at cost as of April 30, 2024. Because there is no active market for this investment, it falls within the Level 3 category for Fair Value Measurements, as discussed in Note 1.

The Company holds an investment in Fidelity Advisor High Income Fund Class I. The value of the investment at April 30, 2024 was $14,985. This investment falls within the Level 1 category for Fair Value Measurement, as discussed in Note 1.

The Company holds an investment in US Treasury Bill, due June 13, 2024. The value of the investment at April 30, 2024 was $9,938. This investment falls within the Level 1 category for Fair Value Measurement, as discussed in Note 1.

6. Related Party

The Company has a one-year related party commitment of $5,500 per month, which was renewed on January 1, 2024, for management services.

7. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which are not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ -98,939	$ -98,939	
Less prior year California Franchise Tax	-	-800	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	166	166	
Mark to market	909	909	
Deferred tax items:			
Increase in accounts receivable	-7,341	-7,341	
Increase in accounts payable	-2,545	-2,545	
Decrease in commissions payable	5,274	5,274	
Increase in deferred income	0	0	
Taxable loss	$ -102,476	$ -103,276	
Income tax thereon – current	$ - 8,215	$ - 21,881	$ -30,096
Current year California Franchise Tax	800	0	0
Total income tax expense, including deferred	$ -7,415	$ -21,881	$ -29,296

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2020.

8. Common Stock

The Company has two classes of common stock. Class A shareholders (two) are entitled to vote for two directors and Class B shareholders (currently, 2) are entitled to vote for two directors.

9. Commitments and Contingencies

There are no commitments or contingencies as of April 30, 2024.

10.. Subsequent Events

Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm. No subsequent events required recognition or disclosure.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
April 30, 2024

Computation of Net Capital

Shareholders' Equity	$ 160,442
Assets not allowed for net capital purposes	
Non-Allowable Assets	
Receivables over 30 days	1,755
Investment	8,571
Deferred tax asset	24,655
Total Non-Allowable Assets	34,981
Less haircut on marketable securities	
2.0% of 14,985Mutual funds, haircut	300
Undue concentration 1% of 14,987	25
Total reductions in net allowable assets	35,306
Net Allowable Capital	$ 125,136

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of $17,113 aggregate indebtedness or the minimum of $5,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000
Net capital in excess of requirement	$ 120,136

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 17,113
Ratio of Aggregate Indebtedness to Net Capital	0.14 to 1

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of April 30, 2024	$ 125,136
No material differences exist	
Net Capital per Audit	$ 125,136

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2024

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Statement

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oak Tree Securities, Inc.

We have reviewed management's statements, included in the accompanying Oak Tree Securities, Inc. Exemption Statement in which (1) Oak Tree Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oak Tree Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Oak Tree Securities, Inc. stated that Oak Tree Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4, and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issue or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oak Tree Securities, Inc.'s management is responsible for compliance with the exemption provisions and Footnote 74 and their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Tree Securities, Inc.'s compliance with the exemption provision and Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 31, 2024

Oak Tree Securities, Inc.
4049 First Street, Suite 129
Livermore, California 94551
(925) 245-0570

Oak Tree Securities, Inc. Exemption Statement
As of April 30, 2024

Oak Tree Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Statement because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Godinez, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By: ____________________
David Godinez

Oak Tree Securities, Inc.
Chief Executive Officer
July 26, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of Oak Tree Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2024. Management of Oak Tree Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. .

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 31, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 4/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
OAK TREE SECURITIES INC	8-36138

For the fiscal period beginning 5/1/2023 and ending 4/30/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,064,321.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 1,064,321.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 866,492.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 31,843.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 2,225.00	
f	100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 2,225.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 902,785.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 4/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 161,536.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 242.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 110.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 11.62		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 98.38		
	d Add lines 11a through 11c		$ 110.00	
12	**LESSER** of line 10 or 11d.			$ 110.00
13	a Amount from line 8		$ 242.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 110.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 132.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 132.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-36138	DEA: FINRA	2024	Apr

MEMBER NAME OAK TREE SECURITIES INC
MAILING ADDRESS 4049 FIRST ST STE 129
LIVERMORE, CA 94551

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

OAK TREE SECURITIES INC
(Name of SIPC Member)

John Durden
(Authorized Signatory)

6/6/2024
(Date)

jdurden@oaktreesecurities.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.